49

04024199

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canbras Communication

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 1927 FISCAL YEAR 12-31-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 4/12/04

82-1927

04 APR -9 AM 7:21

AR/S
12-31-03

## MESSAGE TO SHAREHOLDERS

### Sale of all of the Corporation's Operations

On December 24, 2003, Canbras Communications Corp. ("Canbras", or the "Corporation") successfully completed the sale of all of its operations for gross proceeds of $32.6 million. The consummation of that sale brought to a close a process which was initiated in mid-2002 under which the Canbras board of directors sought to gauge potential interest of third parties in acquiring Canbras' business and operations in Brazil. While the outcome of that process was by no means certain at the outset, the goal was always clear – to maximize value for the Corporation and its shareholders. At a special shareholders' meeting held on December 17, 2003, 95.6% of the Canbras shares which were represented at the meeting were voted in favour of the proposed sale of assets to Horizon Cablevision do Brasil S.A. ("Horizon"). As well, Canbras' shareholders also approved at that meeting the wind-up and dissolution of the Corporation following the distribution of net sale proceeds to shareholders.

### Activities for 2004

As a result of the completion of the sale transaction, Canbras' sole activity is the winding up process, which consists of:

- Satisfying all of its remaining liabilities and obligations
- Distributing the remaining sale proceeds to Canbras' shareholders
- Engaging in such other activities as are necessary for the winding up and ultimate liquidation and dissolution of the Corporation
- Complying with public company reporting obligations under applicable law until the dissolution of the Corporation

Canbras currently estimates that the winding up process will be completed during 2005.

### Distributions of Sale Proceeds

The gross sale proceeds received from Horizon of $32.6 million consist of $22.168 million paid in cash on closing, as well as a one-year promissory note in the original amount of $10.432 million bearing interest at 10% and payable on December 24, 2004. The amount of the note is subject to reduction in the event indemnification claims are made against Canbras under the terms of the sale agreement with Horizon.

Canbras estimates that proceeds to be distributed to shareholders will be $28.1 million, which reflects Canbras' net assets as at December 31, 2003 ($29.3 million) less estimated net costs of the winding up process ($1.2 million), and assumes that no indemnification claims will be asserted by Horizon and that no other unforeseen claims will be asserted by third parties against the Corporation.

Canbras plans to make distributions of the sale proceeds to shareholders in two or more instalments. The initial distribution is targeted to be made on or before June 30, 2004 in the amount of approximately $13.7 million, or $0.25 per share. The final distribution in the amount of approximately $14.3 million, or $0.26 per share, to be made in one or more instalments, is targeted to be made following Canbras' receipt of the balance of the purchase price due from Horizon under the one-year note, and following the satisfaction of all remaining liabilities of the Corporation. Pending distributions to shareholders, Canbras will invest excess cash in high grade money market instruments.

### New Stock Exchange Listing

Following the completion of the sale of assets to Horizon, Canbras no longer satisfied the listing requirements of the Toronto Stock Exchange (TSX). Effective Friday, January 23, 2004, Canbras voluntarily de-listed its common shares from the TSX, and on Monday, January 26, 2004, Canbras' common shares commenced trading on the NEX, a new and separate board of the TSX Venture Exchange created to provide a trading forum for companies that have ceased to carry on an active business. Canbras' ticker symbol on the NEX is "CBC.H".

## The Canbras Team in Brazil

Finally, on behalf of the Board of Directors and the shareholders of Canbras, we would like to take this opportunity to address the entire team of Canbras employees in Brazil. We are proud of this team, who maintained their focus and dedication to the operations of the business throughout the sale process. Canbras' ability to successfully conclude the sale of its operations to Horizon, an experienced cable operator in Brazil, was in large part due to the efforts and leadership of Mr. Renato Ferreira Junior, the President and Chief Executive Officer of Canbras, and the hard work of each and every one of the men and women of the Canbras Group. We are confident that Canbras' operations will continue to provide best-in-class services to its customers under its new ownership.

On behalf of the Board

*Louis A. Tanguay*
Chairman,
Canbras Communications Corp.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition and results of operations ("MD&A") for the year ended December 31, 2003 focuses on the results of the operations and financial situation of Canbras Communications Corp. (the "Corporation" or "Canbras") together with its subsidiaries (collectively, the "Canbras Group") and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2003. Information contained in this MD&A includes all material developments up to March 18, 2004, the date on which the consolidated financial statements were approved by the Board of Directors.

This MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and financial condition of the Corporation.

Any reference in this MD&A to EBITDA means earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges & income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles.

The Canbras Group's results from continuing operations for the year ended December 31, 2003, consisted of broadband communications services in Brazil, including cable television, high-speed Internet access and data services, as well as Internet Service Provider ("ISP") services, provided in the state of São Paulo, and cable television services in certain cities in Paraná State.

### *FORWARD-LOOKING STATEMENTS*

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors" and the factors set forth in other filings with the Canadian securities commissions. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

### SALE OF ALL OF THE CORPORATION'S OPERATIONS

On October 8, 2003, the Corporation announced that pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon.

Pursuant to the agreement entered into in October 2003 with Horizon (the "Horizon Sale Agreement"), Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participacões Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding area, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda., (the "Horizon Sale").

Canbras received gross proceeds of $32.6 million comprised of $22.168 million in cash and a one year promissory note in the original principal amount of $10.432 million bearing interest at 10% (the "Note"). At December 31, 2003, the Note and accrued interest were recorded at their fair value of $10.452 million. The Note was issued by CPAR and guaranteed by Horizon. The Horizon Sale Agreement contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 24, 2004, to have been materially false or incorrect as of December 24, 2003. Under the Horizon Sale Agreement, any indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note.

In a related transaction entered into in October 2003, Canbras agreed to sell to Cia. Técnica de Engenharia Elétrica ("Alusa") all of its interests in its cable television subsidiaries operating in Paraná State, in consideration for the assumption of all liabilities of such subsidiaries by Alusa. In addition, Canbras (through CPAR) and Alusa, who were partners in two broadband companies operating in São Paulo cities of Sao José dos Campos and Guarulhos (the "Vale Properties"), entered into an agreement under which they would swap their interests in such companies. CPAR was to acquire from Alusa its 21% interest in the São José dos Campos company, which subsidiary was then to be included in the Horizon Sale; and CPAR was to transfer to Alusa the 78% interest held by CPAR in the Guarulhos company, and Alusa was to assume the indebtedness, if any, of the Guarulhos company due to certain subsidiaries of CPAR. On December 24, 2003, as a result of Horizon's acquisition of CPAR, Horizon assumed the obligation to cause CPAR, following receipt of all requisite regulatory approvals, to conclude the transactions under the agreements entered into by CPAR with Alusa.

***OVERVIEW***

Following the receipt, at the special shareholders' meeting held on December 17, 2003, of the requisite approvals in respect of the Horizon Sale and the wind-up and dissolution of the Corporation, Canbras ceased all business activities other than those related to the completion of the Horizon Sale and the winding up process. The winding up process, which Canbras estimates will be completed by year-end 2005, consists of the satisfaction of all remaining liabilities and obligations of the Corporation, the distribution of the sale proceeds to shareholders, compliance with reporting obligations under applicable laws and regulations until the dissolution of the Corporation is completed, and such other activities as are ancillary to the winding up and final liquidation of the Corporation. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued by the Director under the Canada Business Corporations Act a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

Accordingly, in order to provide relevant information, this MD&A focuses principally on an analysis of Canbras' balance sheet presented in the form of a statement of net assets at December 31, 2003.

A review of the consolidated results of operations of Canbras for 2003 compared to 2002 is included in this MD&A for statutory reporting purposes only.

## STATEMENT OF NET ASSETS

The following table summarizes the consolidated balance sheet of the Corporation as at December 31, 2003 in the form of a statement of net assets. The only difference between the consolidated balance sheet and the statement of net assets is the inclusion of estimated future net costs to wind-up and liquidate the Corporation of $1.2 million until December 31, 2005 (before distributions to shareholders).

STATEMENT OF NET ASSETS

*As at December 31, 2003*
*(in thousands of Canadian dollars)*

| | |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 21,321 |
| Note and interest receivable | 10,452 |
| Prepaid expense and other | 448 |
| Total assets | 32,221 |
| | |
| Liabilities | |
| Accounts payable and accrued liabilities | $ 2,910 |
| Total liabilities | 2,910 |
| | |
| Net assets as at December 31, 2003 | $ 29,311 |
| | |
| Estimated future net costs for wind-up to December 31, 2005 (1) | 1,211 |
| Estimated future net assets as at December 31, 2005 (2) | $ 28,100 |

(1) Includes interest income of $1.04 million on the $10.4 million one-year promissory note due from Horizon.
(2) Before distributions to shareholders.

Canbras anticipates that distributions will be made to shareholders in one or more instalments, with the initial distribution of approximately $13.7 million ($0.25 per share) estimated to be made during the first half of 2004, and the final distribution of approximately $14.3 million ($0.26 per share), to be made in one or more instalments after the receipt of the balance of the purchase price payable by Horizon under the Note and the satisfaction of all remaining liabilities of the Corporation.

Estimated total proceeds to be distributed to shareholders of $28.1 million reflect Canbras' net assets as at December 31, 2003 of $29.3 million less estimated net costs of wind-up of $1.2 million and assume no unforeseen claims against the Corporation will arise. Accounts payable and accrued liabilities of $2.9 million at December 31, 2003 represent the provision for estimated costs of completing the Horizon Sale. Excess cash held by the Corporation pending shareholder distributions will be invested in high grade money market instruments.

## RISK FACTORS

The following is a discussion of possible future events and circumstances that may affect the Corporation and the amounts available for distribution to shareholders. The Corporation cannot give any assurance that these matters will not have an adverse effect on its financial condition, or that any such adverse effect will not be material.

**Collectibility of Amounts Due under the Note**

The Note was issued by CPAR, CPAR's obligations under the Note are guaranteed by Horizon under an "aval" (a Brazilian legal principle), and all of CPAR's equity has been pledged under a Quota Pledge Agreement made by Horizon in favour of the Corporation as security for the obligations of CPAR and Horizon in connection with the Note and the "aval".

CPAR is a holding company, and does not generate any revenues of its own. As a result, CPAR's likely source of funds to pay the amounts due under the Note is cash generated from the operations of its subsidiaries in Brazil (see "Doing Business in Brazil" below). Further, cash generated by CPAR's largest subsidiary, Canbras TVA Cabo Ltda. ("CTVA"), is subject to significant restrictions on distributions to CTVA's equity holders pursuant to the terms of CTVA's credit facility with certain financial institutions. Although Horizon has guaranteed CPAR's obligations under the Note, Horizon's revenues are generated from its operations in Brazil (see "Doing Business in Brazil" below). In addition, enforcement of Horizon's guarantee or the Quota Pledge Agreement in Brazil could be a complex and lengthy process and, therefore, subject to certain uncertainties.

There can be no assurance that CPAR or Horizon will have the necessary resources to meet their obligations in respect of the Note. The Corporation believes that all amounts due to it under the Note will be paid when due, and as a result, no provision for the uncollectability of the Note has been included in the financial statements. However, notwithstanding the foregoing, the Corporation can give no assurances that the amounts due under the Note will be paid when due, or at all. If the amounts due under the Note are not paid in full, then the amounts available for distribution to shareholders will be reduced.

**Possibility of Reduction in Amounts Due under the Note**

The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties provided to Horizon in the Horizon Sale Agreement prove, within the 12-month period ending December 24, 2004, to have been materially false or incorrect as of December 24, 2003. Under the Horizon Sale Agreement, all indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note, up to the maximum amount equal to the principal and interest due under the Note. Therefore, if any indemnification claims are successfully asserted by Horizon against the Corporation, then the amounts available for distribution to shareholders will be reduced.

**Possibility of Unforeseen Claims Asserted against the Corporation or its Directors and Officers**

While the Corporation and its directors and officers are not currently involved in any claims or legal proceedings against them, and are not currently aware of any contingent claims or liabilities against them, there can be no assurance that in connection with the winding up and liquidation of the Corporation or otherwise, that claims against the Corporation or any of its directors or officers (or former directors or officers) could be asserted or legal proceedings could be commenced. Any such claims or proceedings could delay distributions to shareholders and/or could reduce the amounts available for distribution to shareholders.

**Timing of and Costs Associated with the Final Winding Up and Liquidation of the Corporation**
The timing of the completion of the final winding up and liquidation of the Corporation is dependent upon the resolution of indemnification claims, if any, which may be asserted against the Corporation by Horizon, as well as the resolution of other known or unknown claims which may be asserted against the Corporation and/or its directors or officers (or former directors or officers) and which the Corporation may contest. The Corporation's management currently estimates that the winding up and liquidation of the Corporation can be concluded by December 31, 2005, but the Corporation can give no assurances as to the actual length of time that may be necessary to conclude the final winding up and liquidation of the Corporation.

The costs associated with the final winding up and liquidation of the Corporation, as set forth in the Statement of Net Assets in this MD&A, represent the current estimates of management of the Corporation and are based upon management's current estimated winding up and liquidation date of not later than December 31, 2005. There can be no assurance that actual costs of winding up and liquidating the Corporation will not materially exceed such estimated amounts. To the extent that the Corporation is delayed in the timing of final distributions to shareholders, it will continue to incur operating costs and interest income beyond December 31, 2005.

**Timing of Distributions to Shareholders**
Although the Corporation anticipates that the initial distribution of sale proceeds, in the amount of approximately $13.7 million ($0.25 per share), will be made to shareholders during the first half of 2004, there can be no assurance that such initial distribution will not be delayed. Further, the timing of the final distribution (in one or more instalments) is anticipated to be made after the receipt of the amounts due under the Note and by year-end 2005. As there is no certainty that all amounts due under the Note will be paid in full by December 24, 2004 or at all, and further, there is no certainty of the date of receipt of any such amounts, there can be no assurance that a final distribution will be made by year-end 2005.

In addition, the Horizon Sale Agreement contains certain procedures and time frames within which claims for indemnification may be asserted by Horizon against the Corporation (as referred to above under "Possibility of Reduction in Amounts Due under the Note") and for resolution of any disputes regarding such claims. As a result, there is the possibility that the final resolution of such indemnification claims (if any are timely asserted) could extend beyond the December 24, 2004 due date of the Note, or even beyond December 31, 2005.

**Amount of Distributions to Shareholders**
In addition to the factors which could reduce the amounts available for distribution to shareholders described above, the amounts available for distribution to shareholders could also be reduced as a result of reductions in interest income due to decreased interest rates and/or decreased amounts held in short-term investments due to partial distributions to shareholders.

**Cash and Cash Equivalents and Temporary Investments**
Following receipt of the cash portion of the purchase price paid by Horizon under the Horizon Sale Agreement, the Corporation had approximately $21 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future costs of operation pending the final winding up and liquidation of the Corporation prior to making final distributions to shareholders, as well as the winding up costs of the Corporation. In the interim, it is the Corporation's intention to invest such funds in investment grade treasury bills, bankers' acceptances and commercial paper with various maturities, not extending beyond December 31, 2005. There can be no assurance that one or more issuers of such money-market instruments will not default on such obligations.

**Monetization of Tax Losses**
As at December 31, 2003, the Corporation had Canadian non-capital losses of approximately $31.1 million and capital losses of approximately $112.8 million, the benefit of which has not been recognized in the consolidated financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, the Corporation does not believe it can utilize its losses except in a transaction with another party. Under Canadian taxation law, non-capital losses may be used through a loss utilization transaction with a related party such as BCI or BCI's majority shareholder, BCE Inc., or, in very restricted circumstances, by an unrelated party. As a result of these restrictions, the Corporation believes that it is unlikely that the benefit of its non-capital losses could be realized other than by means of a transaction with BCI or BCE Inc. Furthermore, Canbras' capital losses can only be realized by means of a transaction with BCI or BCE Inc.

While Canbras intends to explore all avenues to monetize its non-capital losses in order to create additional value for Canbras' shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

Canbras does not believe it can realize any benefit from its capital losses.

**Doing Business in Brazil**
All of CPAR's and Horizon's revenues are derived from their respective operations in Brazil and therefore their financial situation and ability to satisfy their obligations in respect of the Note is subject to the economic, political and other conditions prevailing in Brazil. The Corporation cannot predict future conditions in Brazil, and adverse conditions could lead to a material adverse effect on CPAR's and Horizon's respective business and financial condition, and the collectibility of amounts due to the Corporation under the Note.

In addition, Brazilian law permits the government to impose temporary foreign exchange controls if the foreign currency reserves of the Banco Central do Brasil (Brazil's Central Bank) fall below a specified level, which may result in restrictions on the ability of CPAR and/or Horizon to pay their Canadian dollar obligations under the Note.

## *FINANCIAL REVIEW – YEAR ENDED DECEMBER 31, 2003*

As the Corporation completed the sale of all of its broadband communications operations on December 24, 2003, the Corporation's audited consolidated statements of earnings for the year ended December 31, 2003 reflect the activities and financial results of its broadband communications operations for the full twelve month period ended December 31, 2003. Beginning in the first quarter of 2004, Canbras' consolidated statements of earnings will reflect only the winding up activities of the Corporation.

***Change in Functional Currency***
As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that the day-to-day financing of the subsidiaries' operations had become largely independent of the Corporation and accordingly, the subsidiaries were considered self-sustaining subsidiaries. During 2003, the Corporation continued to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries changed from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation switched the method of translation from the temporal method to the current-rate method. This change in accounting policy was applied prospectively with no restatement of prior year's results. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency were translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses were translated at the

average exchange rates prevailing during the period. The resulting unrealized gains or losses were accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003 was a reduction in the carrying value of fixed assets, licenses, deferred costs and non-controlling interest of $40,818,000, $19,959,000, $4,571,000 and $12,410,000, respectively, and as a result, shareholders' equity was reduced by $52,938,000. The reductions reflected the decline in value of the Brazilian *real* relative to the Canadian dollar between the time the non-monetary assets were first acquired and January 1, 2003. As fixed assets, licenses and deferred costs are depreciated or amortized over their useful lives, the reduction in carrying values for these assets resulted in lower depreciation and amortization charges in 2003. The carrying value of the net assets, as well as the foreign currency translation adjustment in shareholders' equity, fluctuated each quarter based on the exchange rate in effect at each balance sheet date.

***Impairment of long-lived assets***
In December 2002, the CICA issued a new section in the CICA Handbook, section 3063, "Impairment of long-lived assets". The Corporation early adopted these new recommendations in September 2003, effective January 1, 2003. This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment". The Section:

- Requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; and

- Requires an impairment loss for a long-lived asset to be held and used to be measured as the amount by which its carrying amount exceeds its fair value.

***Disposal of long-lived assets and discontinued operations***
During September 2003, the Corporation applied the new recommendations in section 3475 of the CICA Handbook, "Disposal of long-lived assets and discontinued operations", which the CICA made effective May 1, 2003. This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed. It replaces the disposal provisions of "Property, Plant and Equipment", section 3061 as well as "Discontinued Operations", section 3475. The Section:

- Provides criteria for classifying assets as held for sale;
- Requires an asset classified as held for sale to be measured at fair value less cost to sell;
- Provides criteria for classifying a disposal as a discontinued operation; and
- Specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets.

During 2003, all of the Canbras Group's revenues were generated in Brazilian *reais*. Most costs and expenses were incurred in *reais* with the exception of programming costs which were primarily US dollar denominated, and interest expense on a portion of the indebtedness due to third parties which was US dollar based. All "$" amounts referred to in this MD&A reflect Canadian dollar amounts except as otherwise expressly noted. The following table contains exchange rates for the periods indicated:

| | December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | Variation |
| | | | Favourable / (unfavourable) |
| R$/C$ - at period end | 2.23 | 2.24 | 0.4% |
| R$/C$ - year-to-date average | 2.19 | 1.80 | (21.7%) |
| US$/C$ - at period end | 0.77 | 0.63 | 22.2% |
| US$/C$ - year-to-date average | 0.71 | 0.64 | 10.9% |
| R$/US$ - at period end | 2.89 | 3.53 | 18.1% |
| R$/US$ - year-to-date average | 3.08 | 2.92 | (5.5%) |

The table below presents selected operating statistics of the Canbras Group as at:

| | December 24 2003 | December 31 2002 | Variation |
|---|---|---|---|
| **Broadband cable services:** | | | |
| Homes passed | 884,874 | 871,528 | 1.5% |
| Km of activated plant | 4,158 | 4,158 | - |
| Cable television subscribers | 193,044 | 191,900 | 0.6% |
| Internet access subscribers | 16,963 | 12,919 | 31.3% |
| Premium subscribers | 65,274 | 74,046 | (11.8%) |
| % of activated plant bi-directional | 80% | 80% | - |
| Penetration of homes passed | 22.0% | 22.0% | |
| Year-to-date average gross revenue per subscriber (in *reais*) | | | |
| Cable television | 56.24 | 49.93 | 12.6% |
| Internet access | 69.06 | 54.84 | 25.9% |

***Revenues***

Revenue for the year ended December 31, 2003 was $61.7 million, an increase of $0.1 million compared to 2002. The increase was primarily a result of price increases and cable and access subscriber growth, offset by a 22% devaluation of the average translation rate of Brazilian *reais* into Canadian dollars relative to the year ended December 31, 2002. In Brazilian *reais*, revenue for the year ended December 31, 2003 was R$135.2 million compared to R$112.2 million for the year ended December 31, 2002, an increase of approximately 20%.

***Cost of Services***

Cost of services was $15.2 million for the year ended December 31, 2003 compared to $18.7 million for the year ended December 31, 2002, a decrease of 18%. The decrease was due to a 22% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the year ended December 31, 2002.

***Operating, Selling, General and Administrative Expenses***
Operating, selling, general and administrative expenses for the year ended December 31, 2003 was $25.9 million compared to $30.5 million for the same period in 2002, a decrease of 15%. The decrease was largely due to a 22% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the year ended December 31, 2002 and reduced corporate overhead expenses. Offsetting these factors were increased costs associated with the increased subscriber base.

***Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")***
EBITDA for the year ended December 31, 2003 reached $20.6 million, up from $12.4 million in 2002. This increase was the result of lower operating, selling, general and administrative expenses as well as lower cost of services, both mainly due to the weaker foreign exchange translation rate of the Brazilian *real*.

***Depreciation and Amortization***
Depreciation and amortization for the year ended December 31, 2003 was $12.3 million compared to $25.1 million for the year ended December 31, 2002. The decrease was largely a result of the change in the Corporation's method of translation from the temporal method to the current-rate method, effective January 1, 2003 (see note 2(i) to the audited consolidated financial statements), and such change was applied prospectively with no restatement of prior year's results. As a result of the change in method of Translation, depreciation and amortization expense for the year ended December 31, 2003 was translated at the average foreign exchange rate prevailing during the year ended December 31, 2003. As a result of the Horizon Sale transaction announced on October 8, 2003, the Corporation ceased the amortization and depreciation of all its capital assets that were held for sale as at that date.

Depreciation and amortization expense for the year ended December 31, 2002 was translated using historical foreign exchange rates, being the exchange rates prevailing at the time the non-monetary assets (such as fixed assets, licenses and deferred costs) were acquired.

***Interest Expense and Income***
Interest expense for the year ended December 31, 2003 was $3.7 million compared to $5.7 million for the year ended December 31, 2002. During 2002, interest was accrued on put and call options with Alusa relating to the Vale Properties, while in 2003 no interest was accrued as the options expired in December 2002. The decline in interest expense also reflects lower average indebtedness in 2003 following the purchase by the Corporation from a group of banks of $15.0 million in notes issued by a subsidiary of the Corporation during the first quarter of 2002.

Interest income for the year ended December 31, 2003 was $1.3 million compared to $1.0 million for the same period last year. The increase was mainly due to increased interest rates on excess cash invested.

***Foreign Exchange Gain and other***
The foreign exchange gain and other of $3.9 million for the year ended December 31, 2003 relates primarily to the Canbras Group's US dollar denominated credit facility and US dollar denominated programming payables. For the year ended December 31, 2003, the Brazilian *real* appreciated relative to the US dollar from 3.53 to 2.89, an appreciation of 18%.

Foreign exchange gain and other for the year ended December 31, 2002 was $5.1 million. During 2002, when the Canadian dollar was the functional currency, an appreciation in the Canadian dollar relative to the Brazilian *real* of 35% resulted in a gain on the *reais* denominated net liabilities (see note 2 (i) to the audited consolidated financial statements). In addition, an appreciation in the Canadian dollar relative to the US dollar of 1% also resulted in a gain on US dollar denominated debt. During the year ended December 31, 2002 , an appreciation in the US dollar relative to the Brazilian *real* also resulted in foreign exchange gains on some of the Corporation's cash balances invested in US dollar linked instruments.

***Net Loss***

The net loss for the year ended December 31, 2003 was $89.2 million, compared to a net loss of $10.0 million for the same period the previous year. The higher net loss was primarily attributable to the loss on investments in the amount of $99.0 million consisting of the $42.9 million write-down of the carrying value of long-lived assets recorded in the third quarter of 2003, (which also includes a provision for estimated costs of disposal), a loss on net long-lived assets sold of $5.6 million recorded in the fourth quarter of 2003 and a charge of $50.5 million reflecting foreign exchange losses previously included in the foreign currency translation adjustment account in the shareholders' equity section of the balance sheet also recorded in the fourth quarter of 2003. The increased net loss was partially offset by lower depreciation and amortization expenses.

***Capital Expenditures***

Capital expenditures for the year ended December 31, 2003 were $4.8 million, compared to $10.0 million for the same period last year. The lower level of capital expenditures in 2003 resulted from Canbras' adoption of an operating budget for 2003 that reflected constrained growth and a significant price increase for cable television services. Gross subscriber additions for the year ended December 31, 2003 were 39,873, down 32% from gross subscriber additions of 58,996 for the year ended December 31, 2002. In addition, during the year ended December 31, 2003, the Canbras Group sold $0.6 million of materials held for future capital expenditures.

***Liquidity and Capital Resources***

Cash and cash equivalents generated during the year ended December 31, 2003 was $37.1 million higher than the same period in 2002. The increase was mainly due to the Corporation's purchase from a group of banks in the first quarter of 2002 of $15.0 million of notes issued by a subsidiary of Canbras, lower capital expenditures in 2003 and proceeds received in December 2003 from the sale of the Corporation's operations to Horizon.

At December 31, 2003, the Corporation had cash and cash equivalents of $21.3 million. For a discussion of the Corporation's intention to make distributions to shareholders, see the "Statement of Net Assets" section above in this MD&A.

***Fourth Quarter 2003 versus Fourth Quarter 2002***

Revenue for the three months ended December 31, 2003 was $16.4 million, an increase of 25% over the fourth quarter of 2002. The increase was primarily a result of price increases and a 6% appreciation of the average translation rate of Brazilian *reais* into Canadian dollars relative to the fourth quarter of 2002. In Brazilian *reais*, revenue for the fourth quarter of 2003 increased by approximately 18% over the fourth quarter of 2002.

EBITDA for the three months ended December 31, 2003 reached $6.7 million, up from $4.0 million a year ago. This increase was a result of higher revenues, partially offset by higher costs of sale due to programming rebates received during the fourth quarter of 2002.

The net loss for the quarter ended December 31, 2003 was $50.6 million, compared to a net loss of $3.6 million for the same period the previous year. The net loss recorded in the fourth quarter of 2003 reflects the loss on investments in the amount of $56.1 million as a result of the Horizon Sale, and consists of a loss on net long-lived assets sold of $5.6 million and a charge of $50.5 million reflecting foreign exchange losses previously included in the foreign currency translation adjustment account in the shareholders' equity section of the balance sheet.

***Stated Capital***

An unlimited number of Common Shares are authorized. All authorized classes of shares are without nominal or par value.

| | Number of Common Shares Outstanding | Stated capital |
|---|---|---|
| Balance, December 31, 2002 | 55,098,071 | $ 277,683 |
| Balance, December 31, 2003 | 55,098,071 | $ 277,683 |

At December 31, 2003, 631,000 stock options were outstanding of which 617,467 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2.25 to $11.75 per share over the remaining term of the options of between 3.8 to 5.1 years.

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Canbras Communications Corp. is responsible for the preparation, integrity and fair presentation of the financial statements and all other information contained in the Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are based on management's best information and judgments.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with appropriate authorization and that accounting records may be relied upon to properly reflect the Corporation's business transactions.

The Audit Committee of the Board of Directors reviews the consolidated financial statements of the Corporation and recommends them to the Board for approval. The Audit Committee meets with both management and the independent auditors to review the Corporation's operations and results, management's financial statements and the auditors' report and findings.

The financial statements were audited by Deloitte Touche Tohmatsu Auditores Independentes and their report follows.

*Howard N. Hendrick*
Chief Financial Officer
Canbras Communications Corp.

## AUDITOR'S REPORT

To the Shareholders of Canbras Communications Corp.

We have audited the consolidated balance sheets of Canbras Communications Corp. ("Corporation") as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte Touche Tohmatsu
Auditores Independentes
São Paulo, Brazil
January 28, 2004

## CONSOLIDATED BALANCE SHEETS

**As at December 31, 2003 and 2002**

***(in thousands of Canadian dollars)***

| | 2003 | 2002 |
|---|---|---|
| | **$** | $ |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | **21,321** | 9,627 |
| Note and accrued interest receivable (note 3) | **10,452** | - |
| Prepaid expenses and other | **448** | 4,987 |
| | **32,221** | 14,614 |
| Fixed assets (note 4) | **-** | 111,254 |
| Licenses, net of accumulated amortization (2002 - $10,070) | **-** | 46,374 |
| Deferred costs (note 5) | **-** | 13,718 |
| | **32,221** | 185,960 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities (note 3) | **2,910** | 19,115 |
| Debt due within one year (note 7) | **-** | 14,593 |
| | **2,910** | 33,708 |
| Long-term debt (note 7) | **-** | 14,578 |
| Other long-term liabilities | **-** | 963 |
| Non-controlling interest | **-** | 18,234 |
| | **2,910** | 67,483 |
| **Shareholders' equity** | | |
| Capital stock (note 8) | **277,683** | 277,683 |
| Deficit | **(248,372)** | (159,206) |
| | **29,311** | 118,477 |
| | **32,221** | 185,960 |

Sale of operations (note 1 and 3)

Commitments and contingencies (note 10)

**Approved by the Board**

Louis A. Tanguay
Director

José Guimarães Monforte
Director

## CONSOLIDATED STATEMENTS OF OPERATIONS

**Years ended December 31, 2003 and 2002**

***(in thousands of Canadian dollars, except per share amounts)***

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Cable television | **52,714** | 53,575 |
| Internet access | **4,066** | 3,442 |
| Data transmission and other | **4,964** | 4,617 |
| Total revenue | **61,744** | 61,634 |
| Cost of services | **15,245** | 18,653 |
| Gross margin | **46,499** | 42,981 |
| Operating, selling, general and administrative expenses | **25,933** | 30,537 |
| Earnings before interest, taxes, depreciation and amortization | **20,566** | 12,444 |
| Depreciation and amortization expense | **12,325** | 25,132 |
| Operating income(loss) | **8,241** | (12,688) |
| Interest expense | **(3,723)** | (5,661) |
| Interest income | **1,311** | 1,038 |
| Foreign exchange and other | **3,857** | 5,092 |
| Loss on investments (note 3) | **(98,985)** | - |
| Loss before non-controlling interests | **(89,299)** | (12,219) |
| Non-controlling interests | **133** | 2,196 |
| **Net loss** | **(89,166)** | (10,023) |
| Loss per share – basic and diluted (note 8) | **(1.62)** | (0.18) |
| Weighted average number of shares outstanding (note 8) | **55,098,071** | 55,089,381 |

## CONSOLIDATED STATEMENTS OF DEFICIT

**Years ended December 31, 2003 and 2002**

***(in thousands of Canadian dollars)***

| | 2003 | 2002 |
|---|---|---|
| | **$** | $ |
| Deficit, beginning of year, as previously reported | **(159,206)** | (128,947) |
| Cumulative effect on prior year of change in accounting policy for foreign currency translation (note 2(i)) | **-** | (1,066) |
| Deficit, beginning of year, as restated | **(159,206)** | (130,013) |
| Transitional goodwill impairment charged to opening deficit (note 2(h)) | **-** | (19,170) |
| Net loss for the year | **(89,166)** | (10,023) |
| Deficit, end of year | **(248,372)** | (159,206) |

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**Years ended December 31, 2003 and 2002**
***(in thousands of Canadian dollars)***

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| **Cash provided by (used in) operating activities** | | |
| Net loss from continuing operations | **(89,166)** | (10,023) |
| Items not affecting cash | | |
| Loss on investments (note 3) | **98,985** | - |
| Depreciation and amortization | **12,325** | 25,132 |
| Non-controlling interests | **(133)** | (2,196) |
| Foreign exchange and other | **(5,300)** | (1,778) |
| | **16,711** | 11,135 |
| Changes in non-cash working capital items (note 13) | **(864)** | (4,585) |
| | **15,847** | 6,550 |
| **Cash used for financing activities** | | |
| Reduction in long-term debt | **(3,732)** | (15,022) |
| | **(3,732)** | (15,022) |
| **Cash provided by (used in) investing activities** | | |
| Additions to fixed assets | **(4,818)** | ( 9,983) |
| Additions to deferred costs | **(125)** | (1,028) |
| Proceeds from sale of subsidiaries ($22,168), net of cash in subsidiaries sold (note 3) | **5,207** | - |
| Proceeds from sale of materials held for future capital expenditures | **566** | - |
| | **830** | (11,011) |
| **Effect of exchange rate changes on cash and cash equivalents** | **(114)** | - |
| Cash and cash equivalents, provided by (used for) continuing operations and sale of subsidiaries | **12,831** | (19,483) |
| Cash used for discontinued operations (note 9) | **(1,137)** | (5,962) |
| Cash and cash equivalents, beginning of year | **9,627** | 35,072 |
| **Cash and cash equivalents, end of year** | **21,321** | 9,627 |

**(See note 13 for supplementary cash flow information)**

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**Years ended December 31, 2003 and 2002**

***(all tabular dollar amounts in thousands of Canadian dollars, unless otherwise noted and except per share amounts)***

## 1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "Canbras"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the Canada Business Corporations Act effective June 22, 1998.The indirect majority shareholder of Canbras during 2001 was Telecom Américas Ltd. ("TAL"), and effective as of February 8, 2002, TAL distributed its 75.6% indirect interest in Canbras to Bell Canada International Inc. ("BCI"), which then became the indirect majority shareholder of the Corporation. Canbras, through its subsidiaries (collectively the "Canbras Group") was engaged in the acquisition, development and operation of broadband communications services in Brazil including cable television ("CATV"), Internet access and data services.

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon (the "Horizon Sale"). In addition, the Corporation also obtained the requisite shareholder approval to wind-up and dissolve the Corporation following the final distribution to shareholders of the net proceeds received by the Corporation from the Horizon Sale (see note 3). On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued, by the Director under the Canada Business Corporations Act, a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

## 2. Significant accounting policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

### *(a) Principles of consolidation*

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries, from their date of acquisition. All significant intercompany transactions are eliminated upon consolidation.

### *(b) Cash and cash equivalents*

The Corporation considers all highly liquid investments, with a term to maturity of three months or less when purchased, to be cash equivalents.

### *(c) Fixed assets*

Fixed assets were recorded at cost and were depreciated on a straight-line basis over their estimated useful lives as follows:

| | |
|---|---|
| Broadband network | 10 years |
| Test tools and equipment | 5 years |
| Head ends and electronics | 10 years |
| Computer hardware and software | 5 years |
| Converters and traps | 5 to 10 years |
| Leasehold improvements and other assets | 5 years |
| Motor vehicles | 5 years |
| Furniture and fixtures | 5 to 10 years |

## 2. Significant accounting policies (cont'd)

*(d) Licenses*

The Canbras Group's CATV licenses were recorded at cost and were amortized on a straight-line basis over ten years commencing upon completion of the development period.

*(e) Deferred costs*

Deferred costs related primarily to the Canbras Group's CATV operations and were comprised of the following:

(i) Development costs

During the development period, interest, operating, development and certain overhead costs related to the development of the CATV licenses were deferred. Development costs were amortized on a straight-line basis over ten years commencing upon completion of the development period.

(ii) Prematurity costs

Upon completion of the development period, the Canbras Group's operations entered the pre- maturity period. This occurred upon the connection of the first paying CATV subscriber.

During the prematurity period, a portion of interest, certain operating costs and overhead costs were deferred based on a pro-rata calculation of installed subscribers and a specified pre- determined subscriber level. The prematurity period ended at the earlier of two years after its commencement or upon obtaining the predetermined subscriber level. Prematurity costs were amortized on a straight-line basis over ten years commencing at the time the costs were first deferred.

(iii) Subscriber conversion costs

Subscriber conversion costs represented costs related to a fee payable to a non-controlling interest upon conversion of specified Multi-channel Multi-point Distribution Service (MMDS) subscribers of the non-controlling interest in a subsidiary of Canbras to CATV customers of such subsidiary. These costs were deferred and amortized on a straight-line basis over ten years.

(iv) Long-term financing costs

Costs related to the issuance of long-term debt were deferred and amortized using the straight-line method over the term of the related debt.

*(f) Revenue recognition*

Cable subscriber connection fees and costs were included in revenue and cost of services as the services were performed. Subsequent disconnection and reconnection costs were expensed as incurred. Revenues from the provision of CATV, high-speed Internet access data and internet service provider services were recognized as the services were rendered.

## 2. Significant accounting policies (cont'd)

*(g) Income taxes*

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

*(h) Goodwill*

Effective January 1, 2002, the Corporation adopted Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". These recommendations require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test. The Corporation completed its goodwill impairment test as of January 1, 2002 and determined that all of its goodwill was impaired. In accordance with the transitional provisions of Section 3062, $19,170,000 was charged to opening deficit.

*(i) Foreign currency translation*

Handbook Section 1650, "Foreign Currency Translation", contains amended recommendations which require, as of January 1, 2002, that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $1,066,000 deferred charges decreased by $1,766,000 and non-controlling interest decreased by $700,000.

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that their economic activities, mainly the day-to-day financing of the subsidiaries' operations and the centralization of the operating management team in Brazil, had become largely independent of the Corporation and were considered self-sustaining subsidiaries. During 2003, the Corporation continued to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries changed from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation changed its method of translation for its foreign subsidiaries from the temporal method to the current-rate method. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency were translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses were translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses were accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003 resulted in a reduction in the Corporation's carrying value of its non-monetary assets, comprised of fixed assets, licenses, deferred costs, non-controlling interest and shareholders' equity. Based on the exchange rate in effect on January 1, 2003, the carrying value of fixed assets, licenses, deferred costs and non-controlling interest were

## 2. Significant accounting policies (cont'd)

reduced by $40,818,000, $19,959,000, $4,571,000 and $12,410,000, respectively, and as a result, shareholders' equity was reduced by $52,938,000. These reductions reflected the decline in value of the Brazilian *real* relative to the Canadian dollar between the time the non-monetary assets were first acquired and January 1, 2003.

*j) Impairment of long-lived assets*

In December 2002, the CICA issued Handbook, section 3063, "Impairment of long-lived assets". The Corporation early adopted these new recommendations in September 2003, effective January 1, 2003. This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment". The Section:

- Requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition; and
- Requires an impairment loss for a long-lived asset to be held and used to be measured as the amount by which its carrying amount exceeds its fair value.

See note 3 for the impact of the adoption of CICA 3063.

*k) Disposal of long-lived assets and discontinued operations*

During September 2003, the Corporation applied the new recommendations in section 3475 of the CICA Handbook, "Disposal of long-lived assets and discontinued operations", which the CICA made effective May 1, 2003. This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed. It replaces the disposal provisions of "Property, Plant and Equipment", section 3061 as well as "Discontinued Operations", section 3475. The Section:

- Provides criteria for classifying assets as held for sale;
- Requires an asset classified as held for sale to be measured at fair value less cost to sell;
- Provides criteria for classifying a disposal as a discontinued operation; and
- Specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets.

See note 3 for the impact of the adoption of CICA 3475.

*l) Segmented information*

Effective as of January 1, 2003, the Corporation determined that it operated in only one significant segment in Brazil: Broadband cable services (including cable television, high speed Internet access and data transmission). As a result, it no longer considered internet service provider services a separate reportable segment.

*m) Stock-based compensation*

The Corporation issued stock options to certain key employees of the Canbras Group under its Long Term Incentive (Stock Option) Plan, and to directors of the Corporation under its Stock Option Plan for Non-Employee Directors. No compensation expense is recognized for options granted to individuals. Any consideration paid by individuals on exercise of stock options is credited to share capital.

## 2. Significant accounting policies (cont'd)

Handbook section 3870, "Stock-based compensation and other stock-based payments" contains recommendations which establish standards for the recognition, measurement and disclosure of stock- based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Corporation on or after January 1, 2002.

The Corporation, as permitted by Handbook section 3870, has chosen to continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

*(n) Future accounting changes*

In September 2003, the CICA amended section 3870, "Stock-based compensation and other Stock-based payments", effective for fiscal years beginning on or after January 1, 2004. These amendments require the adoption of the fair value based method for all stock-based awards and the recognition of an expense in the financial statements. These amendments will be applied retroactively with restatement of prior periods. The adoption of this amended Section will not have any impact on its future consolidated financial statements.

*(o) Guarantees*

As of January 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether or not it will have to make payments under the guarantees. The required disclosures are made in note 10.

## 3. Loss on investments

Pursuant to the Horizon Sale Transaction, Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participacoes Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding areas, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda. Canbras received gross proceeds of $32,600,000, comprised of $22,168,000 in cash and a one year promissory note in the original principal amount of $10,432,000, bearing interest at 10% (the "Note"). The Note was issued by CPAR and guaranteed by Horizon, and the amount of the Note is subject to reduction in respect of indemnification obligations of the Corporation under the sale agreement entered into with Horizon (the "Horizon Sale Agreement").

## 3. Loss on investments (cont'd)

The Horizon Sale Agreement contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 24, 2004, to have been materially false or incorrect as of December 24, 2003 (the closing date of the Horizon Sale). Under the Horizon Sale Agreement, any indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note.

In a related transaction entered into in October 2003, Canbras agreed to sell to Cia. Técnica de Engenharia Elétrica ("Alusa") all of its interests in its cable television subsidiaries operating in Parana State, in consideration for the assumption of all liabilities of such subsidiaries by Alusa. In addition, Canbras (through CPAR) and Alusa, who were partners in two broadband companies operating in São Paulo cities of São José dos Campos and Guarulhos, entered into an agreement under which they would swap their interests in such companies (the "Vale Properties Agreement"). CPAR was to acquire from Alusa its 21% interest in the São José dos Campos company, which subsidiary was then to be included in the Horizon Sale; and CPAR was to transfer to Alusa the 78% interest held by CPAR in the Guarulhos company, and Alusa was to assume the indebtedness, if any, of the Guarulhos company due to certain subsidiaries of CPAR. On December 24, 2003, as a result of Horizon's acquisition of CPAR, Horizon assumed the obligation to cause CPAR, following receipt of all requisite regulatory approvals, to conclude the transactions under the agreements entered into by CPAR in October 2003 with Alusa.

As a result of the Horizon Sale, the Corporation recorded a loss on investments in the amount of $98,985,000 for the year ended December 31, 2003 consisting of the following:

| | 2003 |
|---|---|
| Loss on write-down of long-lived assets *(a)* | $ 42,853 |
| Realization of cumulative translation adjustment (foreign exchange losses included in shareholders' equity) | 50,558 |
| Loss on sale of net long-lived assets | 5,574 |
| | $ 98,985 |

*(a) As a result of the signing of agreements for the sale of substantially all assets of the Corporation announced on October 8, 2003, the Corporation recorded as of September 30, 2003, an impairment charge of $42,853,000 on its long-lived assets consisting of fixed assets, licenses and deferred costs. The fair value used to determine the impairment charge on the long-lived assets was based on the expected proceeds to be received from Horizon, net of accrued disposal costs of $4,643,000.*

## 3. Loss on investments (cont'd)

Assets and liabilities sold as at December 24, 2003, were as follows:

| | 2003 |
|---|---|
| Current assets | $ 20,272 |
| Fixed assets, net of accumulated depreciation | 36,411 |
| Licenses, net of accumulated amortization | 13,123 |
| Deferred costs | 4,996 |
| Total assets | 74,802 |
| Current liabilities | $ 22,958 |
| Long-term debt | 18,071 |
| Other long-term liabilities | 1,173 |
| Total liabilities | 42,202 |
| **Net assets** | **$ 32,600** |

## 4. Fixed assets

The Corporation had no fixed assets as of December 31, 2003. Fixed assets as of December 31, 2002 were comprised of the following. :

| | Cost | Accumulated Depreciation and Amortization | Net Book Value |
|---|---|---|---|
| | $ | $ | $ |
| Broadband network | 117,455 | 36,522 | 80,933 |
| Materials held for future capital expenditures | 17,332 | - | 17,332 |
| Test tools and equipment | 10,379 | 4,349 | 6,030 |
| Head ends and electronics | 4,425 | 1,976 | 2,449 |
| Computer hardware and software | 5,648 | 3,375 | 2,273 |
| Converters and traps | 6,730 | 5,427 | 1,303 |
| Leasehold improvements and other assets | 1,121 | 745 | 376 |
| Motor vehicles | 2,822 | 2,519 | 303 |
| Furniture and fixtures | 1,489 | 1,234 | 255 |
| | 167,401 | 56,147 | 111,254 |

## 5. Deferred costs

Deferred costs were comprised of the following:

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| Development and prematurity costs | - | 17,075 |
| Capitalized interest | - | 7,786 |
| Long-term financing costs | - | 2,315 |
| Subscriber conversion costs | - | 1,928 |
| | - | 29,104 |
| Accumulated amortization | - | (15,386) |
| | - | 13,718 |

## 6. Put and Call Options

During the fourth quarter of 2001, the Canbras Group amended the put and call options previously entered into with Alusa (its Brazilian partner, in two of its subsidiaries) to purchase, subject to regulatory approval, such partner's equity interests in these two subsidiaries (together the "Vale Properties"). The put and call options were exercisable, until December 2002, with the option price payable in January 2003, for R$ 10,960,000 (equivalent to $7,523,000 as of December 31. 2001) plus interest at the Brazilian interbank deposit rate ("CDI") plus 0.5% monthly from the fourth quarter of 2001 to the payment date. The Corporation accounted for this transaction in 2001 as an additional acquisition of the Vale Properties resulting in a purchase price of $7,523,000 being allocated to license.

Alusa's right to require Canbras to purchase such partner's interest in the Vale Properties expired unexercised on December 21, 2002. As a result, $5,956,000 (R$13,340,000 including accrued interest), previously presented as debt, was reclassified as non-controlling interest on the December 31, 2002 balance sheet. On October 8, 2003, Canbras, (through CPAR) and Alusa, entered into the Vale Properties Agreement (see note 3).

## 7. Long-term debt

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| Floating Rate Note Facility (US$18,500 in 2002) | - | 29,171 |
| | | 29,171 |
| Less: current portion | - | 14,593 |
| | - | 14,578 |

## 8. Capital stock

Capital stock is comprised of the following:

(a) Authorized
An unlimited number of common shares

(b) Issued and outstanding

| | Number | Amount |
|---|---|---|
| | | $ |
| Balance at December 31, 2001 | 55,058,449 | 277,588 |
| *Shares issued in cancellation of stock options* | 39,622 | 95 |
| Balance at December 31, 2002 | 55,098,071 | 277,683 |
| Balance at December 31, 2003 | 55,098,071 | 277,683 |

(c) Escrowed shares

Under the terms of an escrow agreement dated February 3, 1995 among the Corporation, CIBC Mellon Trust Company as escrow agent, and the individuals named therein (the "Escrow Agreement") 750,000 common shares of the Corporation were issued in escrow. In accordance with the release schedule approved by the relevant securities regulators in January 2001, the shares were released from escrow in three equal installments of 250,000 shares on each of September 19, 2001, March 19, 2002 and September 19, 2002.

*(d)* Stock-based compensation plans

During the year ended December 31, 2001, the Corporation adopted a long-term incentive stock option plan for key employees and consultants ("2001 ESOP"). Prior to the adoption of the 2001 ESOP, stock options were awarded under the 2000 long-term incentive stock option plan for key employees ("2000 Plan"), and prior to that, on an individual grant basis. An aggregate of 3,770,245 common shares of the Corporation were reserved for issuance under option grants (including 485,600 common shares reserved in connection with previously outstanding and unexercised individual stock option grants).

Under the terms of the 2001 ESOP, options could be granted to officers, other employees and consultants of the Corporation and/or certain controlled subsidiaries of the Corporation. The exercise price for each share covered by an option was established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options are exercisable during a period not to exceed seven years. The right to exercise options accrues over a period of four years of continuous employment, commencing on the first annual anniversary date of the subject grant. The terms of the 2000 Plan were similar to those of the 2001 ESOP. Upon adoption of the 2001 ESOP, the Corporation decided that no new options would be issued under the 2000 Plan. Also during the year ended December 31, 2001, the Corporation adopted a stock option plan for non-employee directors ("2001 Outside Directors Option Plan"). Under such plan, two types of options grants were available: "Earned Grants", and "Discretionary Grants". Under the terms of the 2001 Outside Directors Option Plan, options could be granted to directors of the Corporation who were not employees of the Corporation or any of its affiliates. An aggregate of 1,250,000 common shares of the Corporation have been reserved for issuance under option grants.

## 8. Capital stock (cont'd):

The exercise price for each share covered by an option was established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options under Earned Grants are not exercisable until the sixth anniversary of the date of grant and the options are deemed "earned" on a quarterly basis over the one-year period following the date of grant. The terms of options under Discretionary Grants were determined by the Corporate Governance Committee of the Board of Directors of the Corporation on an individual basis.

Certain employees of or consultants to the Corporation or its subsidiaries were granted share appreciation rights ("SAR"). The value of each outstanding SAR is the difference between the specified grant price of the subject SAR and the market price per share of the Corporation's common shares at the date of exercise of the SAR, subject to a maximum value of $10.00 per SAR.

A summary of the status of the outstanding stock options of the Corporation as at December 31, 2003 and 2002, and changes during the years ending on those dates is presented below. As a result of the consummation of the Horizon Sale in December 2003, the Corporation's Board of Directors determined that no stock options would be issued by the Corporation effective at and after January 1, 2004.

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Shares** | **Weighted Average Exercise Price Per share** | Shares | Weighted Average Exercise Price Per share |
| | | $ | | $ |
| Options outstanding, beginning of year | **731,000** | **4.95** | 935,600 | 5.55 |
| Granted | - | - | 32,300 | 2.25 |
| Exercised | - | - | - | - |
| Forfeited | **(100,000)** | **4.28** | (236,900) | 6.95 |
| Outstanding, end of year | **631,000** | **5.06** | 731,000 | 4.95 |
| Options exercisable, end of year | **617,467** | **5.12** | 687,133 | 4.96 |

## 8. Capital stock (cont'd)

(e) Stock-based compensation plans (continued)

The following table summarizes information about stock options outstanding at December 31, 2003:

| Range of exercise Prices/ Exercise price per share | Outstanding Options | Weighted Average Remaining Contractual life (years) | Weighted average exercise price per share | Number exercisable | Weighted average exercise price per share |
|---|---|---|---|---|---|
| $ | | | $ | | $ |
| **2.25** | **32,300** | **5.1** | **2.25** | **18,767** | **2.25** |
| **4.00 – 4.30** | **427,000** | **3.8** | **4.09** | **427,000** | **4.09** |
| **7.00 – 7.21** | **137,000** | **4.6** | **7.06** | **137,000** | **7.06** |
| **11.75** | **34,700** | **3.5** | **11.75** | **34,700** | **11.75** |
| | **631,000** | **4.0** | **5.06** | **617,467** | **5.12** |

For the twelve months ended December 31, 2003, no options were granted. For the twelve months ended December 31, 2002, 32,300 options were granted at the quoted market price on the date of each grant and hence there is no associated compensation expense recorded in the financial statements. As of the respective dates of the grants, the aggregate fair value of the options was $60,754 and if such options had been accounted for using the fair value method, the associated compensation cost for the twelve months ended December 31, 2003 would have been $10,320 (2002-$46,116).

(f) Loss per share:

The following table sets forth the computation of basic and diluted loss per share:

| | **2003** | 2002 |
|---|---|---|
| Numerator: | | |
| Net loss | **$(89,166)** | $(10,023) |
| Denominator: | | |
| Denominator for basic and diluted loss per share – weighted average number of shares | **55,098,071** | 55,089,381 |
| Basic and diluted loss per share | **$(1.62)** | $(0.18) |

The Corporation excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

## 9. Discontinued operations

The Corporation adopted a formal plan of disposal for its private telephone resale operations conducted by its subsidiary Teleminio Servicos de Telematica Ltda. ("TST") through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision included both the write-down of assets and accruals ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows excluded the revenues, expenses and cash flows of the discontinued operations. The cash flows for the discontinued operations for the current and prior year are presented as a single line in the consolidated statements of cash flows, and are identified as discontinued operations. Effective March 1, 2002, all of the shares of TST were sold to a third party and certain liabilities incurred up to February 28, 2002 were assumed by CPAR.

As a result of the Horizon Sale, as of December 31, 2003, the net balance of accrual amounted to zero (see note 3).

Cash flows provided by (used for) discontinued operations were as follows:

| | **2003** | 2002 |
|---|---|---|
| Operating activities | (1,137) | (5,962) |
| **Cash flows used by discontinued operations** | **(1,137)** | (5,962) |

## 10. Contingencies

In the normal course of operations and up to the completion of the Horizon sale in December 2003, the Canbras Group was involved in various claims and legal proceedings. Effective upon the completion of the Horizon sale of all operations in December 2003, the Corporation is no longer involved in the claims and legal proceedings involving or affecting its former operating subsidiaries other than indirectly through its indemnification obligations under the Horizon Sale Agreement (see note 3).

## 11. Related party transactions

In addition to transactions disclosed elsewhere in these consolidated financial statements, the following summarizes transactions which were undertaken with related parties:

(a) Maintenance, support, commissions and licensing fees of $ 143,000 in 2003 (2002 - nil) were paid or payable to a non-controlling interest of the Corporation's subsidiaries.

Transactions between related parties are recorded at the exchange amounts, being the amounts agreed to by the parties.

## 12. Income taxes

As at December 31, 2003, future income taxes benefits are as follows:

| | 2003 $ | 2002 $ |
|---|---|---|
| Future income tax assets: | | |
| Tax benefit on losses | **31,299** | 35,400 |
| Other temporary differences | **-** | 17,810 |
| | **31,299** | 53,210 |
| Valuation allowance | **(31,299)** | (53,210) |
| Net future income tax asset | **-** | - |

At December 31, 2003, the Corporation had Canadian non-capital tax losses carried forward amounting to approximately $31,117,000 expiring at various dates to the year 2010. In addition, the Corporation has Canadian capital losses amounting to approximately $112,834,000 that can be carried forward indefinitely. The benefits of these losses have not been recognized in these financial statements, since realization is not assured.

## 13. Supplemental cash flow information

| | 2003 $ | 2002 $ |
|---|---|---|
| Changes in non-cash working capital items | | |
| Accounts receivable | **28** | 810 |
| Prepaid expenses and other | **(625)** | 46 |
| Accounts payable and accrued liabilities | **104** | (5,641) |
| Due to related companies | **(371)** | 200 |
| | **(864)** | (4,585) |
| Interest paid | **2,638** | 2,913 |
| Write-off of fixed assets and deferred charges of discontinued operations charged to the balance of accruals for loss on discontinued operations | **-** | 4,883 |

## 14. Financial instruments

*(a) Concentration of credit risk*

The Corporation's financial assets that are exposed to credit risk consist primarily of cash equivalents. Credit risk is minimized substantially by ensuring that these financial assets are invested in treasury bills, bankers' acceptances and commercial paper with investment grade credit ratings.

## 15. Financial instruments (cont'd)

*(b) Fair value of financial instruments*

The fair value of cash and cash equivalents, the Note and accrued interest receivable and current liabilities approximates their carrying amount, given their relatively short-term to maturity.

## 16. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2003.

## Contact Information:

Canbras Communications Corp.
1000 de La Gauchetière Street West, Suite 1240
Montréal, Québec, Canada H3B 4Y7

Telephone: (514) 878-1232
Fax: (514) 878-1600
E-mail: investor.relations@canbras.ca

Canbras Communications Corp. files financial and corporate information with Canadian securities commissions. This information can be found at www.sedar.com or on the Canbras Communications Corp. website, **www.canbras.ca** and is available from the Corporation upon request.

## Stock Exchange Listings

Canbras Communications Corp. is listed on the NEX under the symbol **CBC.H**

## Number of shares

At March 18, 2004, there were 55,098,071 common shares outstanding.

## Transfer Agent and Registrar

CIBC Mellon Trust Company
2001 University Street 16th Floor
Montréal, Québec, Canada
H3Z 2A6
Telephone: (514) 285-3600

## Annual Meeting

The Annual Meeting of Canbras Communications Corp. will be held at 10:00 a.m. on April 27, 2004 at 1000 de La Gauchetière Street West, Montréal, Québec.

*Pour obtenir une version française du rapport annuel, veuillez communiquer avec le service des Relations avec les investisseurs.*



## Forward-Looking Statements

*This Annual Report contains forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by forward-looking statements. The Corporation considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of the Corporation may ultimately prove to be incorrect. Factors which could cause actual results or events to differ materially from current expectations are discussed under "Risk Factors". The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.*